OMB APPROVAL
OMB Number: 3235-0056
Expires: August 31, 2009
Estimated average burden
hours per response ................ 3.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SEARCHLIGHT MINERALS CORP

(Exact name of registrant as specified in its charter)

Nevada	98-0232244
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

#120 - 2441 West Horizon Ridge Pkwy., Henderson, Nevada	89052
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: _________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Share Purchase Rights
(Title of class)

Item 1. Description of Registrant's Securities to be Registered.

On August 24, 2009, Searchlight Minerals Corp., a Nevada corporation (the “Company”), entered into a Rights Agreement (“Rights Agreement”) with Empire Stock Transfer Inc., a Nevada corporation, as Rights Agent, dated August 24, 2009.  The description and terms of the Rights (as defined below) are set forth in the Rights Agreement.

Rights Dividend

In connection with the Rights Agreement, the Board of Directors of the Company declared a dividend of one common stock purchase right (a “Right”) for each outstanding share of common stock of the Company, $0.001 par value (the “Common Stock”).  The dividend is payable on September 1, 2009 to the stockholders of record as of the close of business on August 31, 2009 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $12.00, subject to adjustment (the “Purchase Price”).

Distribution Date

Initially, the Rights are not exercisable and are attached to and trade with the Common Stock outstanding as of, and all shares of Common Stock issued after, the Record Date.  The Rights will separate from the Common Stock and become exercisable upon the earlier to occur of: (i) the close of business on the 10th calendar day following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”) (the date of that announcement, the “Stock Acquisition Date”) or (ii) 10 business days (or such later date as may be determined by action of the Company’s Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) of 15% or more of such outstanding shares of Common Stock (the earlier of (i) and (ii) the “Distribution Date”).

The Rights Agreement exempts from the definition of Acquiring Person any person who the Board of Directors determines acquired in excess of 15% of the Common Stock inadvertently, if that person promptly divests itself of enough Common Stock to reduce the number of shares beneficially owned by that person to below the 15% threshold.

Until the Distribution Date the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates, and (i) the Rights will be transferred with and only with such Common Stock certificates, (ii) new Common Stock Certificates issued after the Record Date will include a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for shares of Common Stock, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Expiration Date

The Rights are not exercisable until the Distribution Date.  The Rights will expire on August 24, 2019 (the “Final Expiration Date”), subject to extension, unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

Adjustments

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares of Common Stock will be issued.  In lieu of fractional shares of Common Stock, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise or the number of shares of Common Stock to be issued will be rounded up to the nearest whole number, in the Company’s sole discretion.  No Rights may be exercised that would entitle the holder thereof to any fractional shares of Common Stock unless concurrently therewith such holder purchases an additional fraction of a share of Common Stock which when added to the number of shares of Common Stock to be received upon such exercise, equals an integral number of shares of Common Stock.

Section 11 and Section 13 Triggering Events

In the event that any person becomes an Acquiring Person (a “Section 11(a)(ii) Event”), each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a current per share market price of approximately two times the then current Purchase Price.  Notwithstanding any of the foregoing, following the occurrence of a Section 11(a)(ii) Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.  The current per share market price of the shares of Common Stock on any date will be deemed to be the average of the daily closing prices per share of Common Stock for the 30 consecutive trading days immediately prior to such date.

In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any Acquiring Person or any associate or affiliate thereof, and the Company is not the continuing or surviving corporation, (ii) any Acquiring Person or any associate or affiliate thereof consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation or such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other Person or cash or any other property, or (iii) 50% or more of the Company’s assets or earning power is sold, mortgaged or otherwise transferred (the events described in clauses (i), (ii) and (iii) are herein referred to as “Section 13 Events”), then each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a current per share market price equal to approximately two times the Purchase Price of the Right.

Each holder of a Right will continue to have the Right to exercise upon a Section 13 Event whether or not that holder has exercised upon a Section 11(a)(ii) Event, but rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement ) become null and void.

Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholder may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for shares of Common Stock, other securities of the Company or other consideration, or for common stock of an acquiring company.

The Purchase Price is payable by certified check, cashier’s check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Section 11(a)(ii) Event and until the first occurrence of a Section 13 Event may be paid in shares of Common Stock having an equivalent value.

Redemption

The Rights may be redeemed in whole but not in part, at a price of $0.001 per Right (payable in cash, Common Stock, or other consideration deemed appropriate by the Board of Directors) (the “Redemption Price”) by the Board of Directors only until the earliest of (i) such date as any Person becomes an Acquiring Person, or (ii) the expiration date of the Rights Agreement.  Immediately upon any action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the Redemption Price.

Grandfathered Stockholder Provision

Notwithstanding the foregoing, with respect to any person who or which, together with all affiliates and associates of such person, is, as of August 24, 2009, the beneficial owner of 15% or more shares of Common Stock of the Company then outstanding (such person or persons being referred to in the Rights Agreement as a “Grandfathered Person”), the Distribution Date will not occur unless such Grandfathered Person has acquired beneficial ownership of shares of Common Stock representing 20% of the outstanding shares of Common Stock. However, in the event that any Grandfathered Person sells, transfers or otherwise disposes of any outstanding shares of Common Stock, the Grandfathered Percentage will become the lesser of the Grandfathered Percentage as in effect immediately prior to such transfer, or the percentage of outstanding shares of Common Stock that such Grandfathered Person beneficially owns immediately following such sale, transfer or disposition, plus an additional 1%.  In no event will the Grandfathered Percentage ever exceed 20%, and in the event that the Grandfathered Person becomes the beneficial owner of less than 15% of the outstanding shares of Common Stock, the Grandfathered Person will cease to be a Grandfathered Person and will be subject to all of the provisions of the Rights Agreement in the same manner as any person who is not and was not a Grandfathered Person.

Exchange Feature

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Independent Review

Following the adoption of the Rights Agreement, a committee comprised of independent members of the Company’s Board of Directors will review the Rights Agreement to determine whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its stockholders.  Such review will occur periodically, but at least every three years.

Amendments

Other than amendments that would change the Redemption Price or move to an earlier date the Final Expiration Date of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, with appropriate exceptions for any person then beneficially owning a percentage of the number of shares of Common Stock then outstanding equal to or in excess of the new threshold, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

Item 2. Exhibits.
Exhibit 4.1  Stockholder Rights Agreement between Searchlight Minerals Corp. and Empire Stock Transfer Inc. as Rights Agent, dated as of August 24, 2009

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)	SEARCHLIGHT MINERALS CORP.

Date	August 25, 2009

By	/s/ Ian R. McNeil
Ian R. McNeil, President